The Story Behind Seven Stills.mp4 (2m 24s) https://jotengine.com/transcriptions/t6VhHj107wjidIQkxv34IQ
2 speakers (Tim, Clint)

[0:00:02]
Tim: My name is Tim.

[0:00:03]
Clint: I'm Clint, and we're Seven Stills brewery and distillery down in Bayview District of San Francisco
..

[0:00:09]
Tim: We started the company to make whiskey out of Craft beer, which is a really unique thing to do, because most people just use kind of crappy beers, and we use Craft beers. For me the biggest thing is, there's this huge educational piece around how Craft beer is made, but nobody knows how whiskey is made. The way I like to think about it in like a really simple form, is like you got a glass of beer, and that glass of beer has got some alcohol in it. And what you' re doing is, you're boiling that beer, and you're taking that alcohol out. That alcohol you're putting in a barrel, and that's whiskey
..

[0:00:38]
Clint: Every whiskey we make, we're thinking of it through a brewers eyes. If you start with a good product, you're going to end up with a good product. So the idea of starting with a beer that is drinkable that you would put on tap here, that consumers can have and distill that, you're going to end up with a better whiskey
..

[0:00:56]
Tim: The three whiskeys in our core line are Chocasmoke, is a chocolate oatmeal stout with peat smoke malt and barley, Fluxuate is a coffee porter with cold brewed coffee added to it. And then the new one is the Czar which is a Russian Imperial Stout. Then we have a street artist design every single bottle that we do
..

[0:01:13]
Clint: I mean, it really just came from us identifying with the murals that we were seeing around San Francisco, and thinking, we have this name that eludes to
 San Francisco, we have this visual art that eludes to San Francisco, it would be great if we could just marry all that into one package
..

[0:01:30]
Tim: So it's like really loud and very obnoxious compared to the rest of the sprits that you see on the market
..

[0:01:35]
Clint: It definitely started as a hobby, something that we were just doing for fun. And I was pretty into whiskey, and I was explaining how Whiskey's made
..

[0:01:44]
Tim: And he was [inaudible] as like, "Why don't we distill some of the stuff I'm brewing. And there was a few people sort of doing it, but no one showing that one to one relationship between the base beer it came from, and the final whiskey product. And so that's kind of what launched us into it. It was just like, "Let's do this, because no one else is doing it
..

[0:02:03]
Clint: And we're trying to disrupt the Craft beer space to use the whole like technology, but yeah, we're disrupters, we're innovators, that's like our thing
..
[0:02:15]